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                           September 9, 2022

       Long Chen
       Chief Executive Officer
       ZKH Group Limited
       7/F, Tower 4, Libao Plaza, No. 36 Shenbin Road
       Minhang District, Shanghai 201106
       People   s Republic of China

                                                        Re: ZKH Group Limited
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted August
25, 2022
                                                            CIK No. 0001862044

       Dear Mr. Chen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted August 25, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       102

   1. We have reviewed your response to comment 2 noting it does not appear to address our comment, therefore it
is being reissued. We note from your response that you define
                                                        GMV as a key operating
metric, however it appears that this measure is presenting
                                                        revenue from the
marketplace model on a gross basis even though sales under this model are recorded on a net
basis under U.S. GAAP. It appears that this measure attempts to substitute an
individually tailored revenue recognition and measurement method for those under U.S. GAAP.
Please tell us how you determined that this measure does not
 Long Chen
ZKH Group Limited
September 9, 2022
Page 2
      violate Rule 100(b) of Regulation G.
Liquidity and Capital Resources, page 102

2. To the extent material, please expand your disclosure to include a discussion of interest rates and their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances. Expand your disclosure to describe how you are funding these additional costs.
General

3. When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the
      Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the
      People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland
      China and Hong Kong.
       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.



                                                           Sincerely,
FirstName LastNameLong Chen
                                                           Division of
Corporation Finance
Comapany NameZKH Group Limited
                                                           Office of Trade &
Services
September 9, 2022 Page 2
cc:       Brian V. Breheny, Esq.
FirstName LastName